Exhibit 99.B(h)(xiii)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

September 17, 2015

Schroder Capital Funds (Delaware)
875 Third Avenue, 22nd Floor
New York, NY 10022

Re: Fee and Expense Waivers and Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from September 28, 2015 through February 28, 2017, to replace paragraph (B) of our letter to you dated December 16, 2014, with respect to U.S. Opportunities Fund, with the following provision:

We hereby agree to waive our fees, pay fund operating expenses, and/or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses) allocable to each fund’s R6 Shares, Investor Shares, and Advisor Shares, as applicable, exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	R6 Shares	Investor Shares	Advisor Shares
Schroder U.S. Opportunities Fund	1.05%	1.20%	1.45%

This letter agreement may only be terminated during its term by the Board of Trustees of Schroder Capital Funds (Delaware).

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer